June 8, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Axovant Sciences Ltd. (the “Company”)

Registration Statement on Form S-1 (File No. 333-204073)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed public offering, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on June 10, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated June 1, 2015, through the date hereof:

Preliminary Prospectus dated June 1, 2015:

2,090 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

JEFFERIES LLC

As Representative of the several Underwriters

JEFFERIES LLC

By:	/s/ Kevin J. Sheridan
	Name:	Kevin J. Sheridan
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]